Exhibit 99.3

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 5 September 2003 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 126 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 99 Ordinary Shares